EXHIBIT B



	A. No director of the Corporation shall be personally liable to the Corporation or its stockholders for money damages for any action taken, or any failure to take any action, solely as a director, based on a failure to discharge his or her own duties in accordance with Section 8.30 (entitled "General Standards for Directors") of the Vermont Business Corporation Act, except liability for: (i) the amount of financial benefit received by a director to which the director is not entitled; (ii) an intentional or reckless infliction of harm on the Corporation or the shareholders; (iii) a violation of Section 8.33 (entitled "Liability for Unlawful Distributions; Statute of Limitations") of the Vermont Business Corporation Act; or (iv) an intentional or reckless criminal act.

	The foregoing provisions of additional provisions shall not be construed in any way so as to impose or create any duty or liability.